As filed with the Securities and Exchange Commission on May 10, 2006

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Amendment No. 2

to

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

American Greetings Corporation

(Name of Subject Company (issuer))

American Greetings Corporation (Issuer)

(Name of Filing Person (offeror, issuer or other person))

7.00% Convertible Subordinated Notes due July 15, 2006

(Title of Class of Securities)

026375AH8

026375AJ4

(CUSIP Numbers of Class of Securities)

Catherine M. Kilbane, Esq.

Senior Vice President, General Counsel And Secretary

American Greetings Corporation

One American Road

Cleveland, Oh 44144

(216) 252-7300

(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of the Person(s) Filing Statement)

Copy to:

John M. Gherlein, Esq.

Baker & Hostetler LLP

3200 National City Center

1900 East 9th St.

Cleveland, OH 44114-3485

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$175,000,000	$18,725.00***

*	For the purpose of calculating the filing fee only, this amount is based on the exchange of $175,000,000 of the existing and outstanding 7.00% Convertible Subordinated Notes due July 15, 2006 for $175,000,000 of new 7.00% Convertible Subordinated Notes due July 15, 2006.

**	The amount of the filing fee calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $107.00 for each $1,000,000 of value.

***	Previously paid.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: ______________________________

Form or Registration No: ______________________________

Filing Party: ________________________________________

Date Filed: _________________________________________

☐	Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which this statement relates:

☐	third party tender offer subject to Rule 14d-1

☒	issuer tender offer subject to Rule 13e-4

☐	going-private transaction subject to Rule 13e-3

☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

This Amendment No. 2 to the Issuer Tender Offer Statement on Schedule TO relates to an offer (the “Exchange Offer”) by American Greetings Corporation, an Ohio corporation (the “Company”) to exchange $1,000 principal amount of the Company’s 7.00% Convertible Subordinated Notes due July 15, 2006 (the “New Notes”) for each $1,000 principal amount of the Company’s outstanding 7.00% Convertible Subordinated Notes due July 15, 2006 (the “Old Notes”) validly tendered and accepted. The Exchange Offer is made upon the terms and subject to the conditions contained in the offering memorandum dated April 6, 2006, as amended (as may be amended and supplemented from time to time, the “Offering Memorandum”) and the related Letter of Transmittal, which are incorporated herein by reference. This Amendment No. 2 to the Issuer Tender Offer Statement on Schedule TO is being filed in satisfaction of the reporting requirements of Rule 13e-4(c)(2) promulgated under the Securities Exchange Act of 1934, as amended.

The information in the Offering Memorandum and the Letter of Transmittal is incorporated in this Amendment No. 2 to the Schedule TO by reference in response to all of the applicable items in the Schedule TO, except that such information is (a) amended and supplemented to the extent provided in Amendment No. 1 to the Schedule TO, and (b) hereby amended and supplemented to the extent specifically provided herein.

The Offering Memorandum is hereby amended and supplemented as follows:

The bullet points appearing at the end of the first paragraph on page iii of the Offering Memorandum are hereby amended and restated in their entirety as follows:

•	Annual Report on Form 10-K for the year ended February 28, 2006; and

•	Current Report on Form 8-K filed on April 6, 2006 (including information furnished under Item 2.02 thereof).

Item 1.	Summary Term Sheet.

The response to the question “What will you receive in the Exchange Offer if you tender your Old Notes and they are accepted?” on page 1 of the Offering Memorandum is hereby amended and restated in its entirety as follows:

“For each $1,000 principal amount of Old Notes that we accept in the exchange, you will, upon the terms and subject to the conditions set forth in this document and the related Letter of Transmittal, receive $1,000 principal amount of New Notes, which will be issued promptly after the Expiration Date. You will also receive, if the Exchange Offer is consummated and you do not withdraw your tender of Old Notes before the Expiration Date, an exchange fee in cash in an amount equal to $3.75 per $1,000 of principal amount of the Old Notes that you tender as soon as practicable after the consummation of the Exchange Offer. The exchange fee will be paid from available cash. Interest on the New Notes will accrue from January 15, 2006, the last date on which interest was paid on the Old Notes, and is payable on July 15, 2006. The New Notes will also mature on July 15, 2006, at which time your right to convert the New Notes will terminate. Because July 15, 2006 is a Saturday, payment of principal and interest on the New Notes, and, if you elect to convert the New Notes, your delivery of New Notes for conversion, need not be made on such day, but may instead be made on the next business day, July 17, 2006, with the same force and effect as if made on July 15, 2006.

Page 1 of the Offering Memorandum is hereby amended and supplemented by adding the following at the end of such page:

“Q: How will the consideration paid upon conversion of a New Note compare to the consideration paid upon conversion of an Old Note?”

If a New Note or an Old Note is surrendered for conversion on any date other than July 15, 2006, the holder will not be entitled to receive any interest for the period from January 15, 2006, the last interest payment date on which interest was paid on the Old Notes, to the conversion date. Holders of New Notes and Old Notes who elect to convert on the July 15, 2006 maturity date will receive interest payable for the period from January 15, 2006 to the conversion date. Because July 15, 2006 is a Saturday, if you elect to convert either the Old Notes or the New Notes on such date, your delivery of such notes for conversion, need not be made on such day, but may instead be made on the next business day, July 17, 2006, with the same force and effect as if made on July 15, 2006. See “Conversion Rights – General” for more information regarding conversion of the New Notes.

Upon conversion, the Old Notes and the New Notes result in different forms of payment to the holders thereof, and any difference in the value of such payments will arise as a result of a difference between the market value of our common shares on the date of conversion of the Old Notes and the ten-day weighted average trading price for the ten-day period beginning on the second trading date after the conversion date, which determines the value of the payment to be made upon conversion of the New Notes. As a result, holders of New Notes will be subject to market risk between the date of conversion and receiving shares following the determination of the ten-day weighted average trading price.

Holders of Old Notes will receive a number of our common shares, plus a cash payment with respect to any fractional common shares that would otherwise be issuable upon such conversion, based on a conversion ratio of 71.9466 shares per $1,000 in principal amount of the Old Notes being converted (subject to adjustment under certain circumstances). The value of such shares may fluctuate following the time of issuance based on the market price of our common shares.

Holders of New Notes will generally receive:

•	a cash payment equal to the lesser of the principal amount of the New Notes being converted or the value of the common shares that would be issued upon conversion of such New Notes into common shares based on a conversion ratio of 71.9466 shares per $1,000 in principal amount of the New Notes being converted (subject to adjustment under certain circumstances) and a ten-day weighted average trading price for the ten-day period beginning on the second trading date after the conversion date for the value of such shares, plus

•	a number of our common shares with respect to the excess of the conversion value over the amount of cash paid, determined based on the ten-day weighted average price, and

•	a cash payment with respect to any fractional common shares that would otherwise be issuable with respect to such excess amount.

The aggregate value of such consideration will equal the aggregate value of the number of shares that would be issued if such New Notes were converted solely into common shares based on the conversion ratio of 71.9466 per $1,000 of principal amount (or such other conversion rate as may then be in effect) and the ten-day weighted average trading price for common shares during the period beginning on the second trading date after the conversion date. See “Conversion Rights – Payment Upon Conversion” for additional information.

The following table provides hypothetical illustrations of what a holder of an Old Note and a New Note would receive upon conversion of such notes, assuming:

•	a conversion date prior to July, 15, 2006;

•	an assumed aggregate principal amount of New Notes to be converted of $130,000;

•	an assumed conversion rate at the time of conversion of 71.9466 shares per $1,000 principal amount; and

•	cash paid upon conversion includes cash in lieu of fractional share.

Type of note	Hypothetical market value per share on conversion date	Hypothetical ten-day weighted average price	Shares issued upon conversion	Cash paid upon conversion	Aggregate value paid upon conversion(1)
Old Note	$22.07	n/a	9,353	$1.28	$206,421.99
New Note	n/a	$22.07	3,462	$130,015.65	$206,421.99
Old Note	$22.50	n/a	9,353	$1.31	$210,443.81
New Note	n/a	$23.50	3,821	$130,003.36	$219,796.86
Old Note	$23.00	n/a	9,353	$1.33	$215,120.33
New Note	n/a	$22.00	3,443	$130,021,28	$205,767.28

(1)	The aggregate value paid upon conversion is based on the hypothetical market value per share on the conversion date, with respect to the Old Notes, and the hypothetical ten-day weighted average trading price for the period beginning on the second trading date after the conversion date, with respect to the New Notes. Thus, the hypothetical values in the table represent a value as of the conversion date for the Old Notes and a weighted-average value for the New Notes over a ten trading day period and may not be comparable as a result of the differences in the calculation date and method. The value of the common shares issued upon conversion of such notes may fluctuate following the time of issuance based on the market price of our common shares and, therefore, the aggregate value of the consideration paid upon conversion of the notes will fluctuate accordingly. The last sale price per share of our common shares reported on the New York Stock Exchange Composite Tape on May 9, 2006 was $23.04.

The illustrations above are based on hypothetical data and should, therefore, be used solely for the purpose of obtaining an understanding of the calculation of the conversion value, based on the hypothetical data, and should not be used or relied upon for any other purpose.

As noted above, if a holder of an Old Note or a New Note also wants to receive an interest payment with respect to the period from January 15, 2006 through July 15, 2006, such conversion must be made on July 15, 2006, or the next business day, July 17, 2006. In this situation, the relevant ten trading day period for determining the value of the consideration to be issued upon conversion of a New Note will be July 19, 2006 through July 28, 2006. If a holder of a New Note elects to convert such note on any day other than July 15, 2006, and thereby forego the payment of any interest accrued since January 1, 2006, the holder must consider the anticipated weighted-average trading price per common share, which will be calculated based on the ten-day period beginning on the second trading day after such conversion notice has been delivered.

Item 12.	Exhibits.

Exhibit No.	Description
(a)(1)(i)	Offering Memorandum, dated April 6, 2006.*

(a)(1)(ii)	Letter of Transmittal, dated April 6, 2006.*

(a)(1)(iii)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(1)(iv)	Current Report on Form 8-K filed by the Company with the SEC on April 6, 2006 and incorporated herein by reference.*

(a)(2)	None.

(a)(3)	None.

(a)(4)	None.

(a)(5)	None.

(b)	None.

(d)	Indenture of American Greetings Corporation as Issuer for the New Notes.*

(g)	None.

(h)	None.

*	Previously filed.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

American Greetings Corporation

By:	/s/ Catherine M. Kilbane
	Name:	Catherine M. Kilbane
	Title:	Senior Vice President, General Counsel and Secretary

Dated: May 10, 2006